UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-40816

Argo Blockchain plc

(Translation of registrant’s name into English)

Eastcastle House

27/28 Eastcastle Street

London W1W 8DH

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Publication of Practice Statement Letter, Intention to Delist from London Stock Exchange and Update to Restructuring Plan

London, United Kingdom – 21 October 2025 – Argo Blockchain plc (“Argo” or the “Company”), a dual-listed blockchain technology company (LSE: ARB; NASDAQ: ARBK), announces that it has published a Practice Statement Letter in connection with its proposed recapitalisation and restructuring plan under Part 26A of the UK Companies Act 2006 (the “Restructuring Plan”) and effected in reliance on the exemption from the U.S. Securities Act of 1933 provided by Section 3(a)(10) thereof.

The Practice Statement Letter is available on the plan website maintained by Kroll Issuer Services Limited at https://deals.is.kroll.com/argo and sets out key details explaining how the rights and entitlements of shareholders and creditors may be affected.

Indicative key dates for the Restructuring Plan are as follows:

Convening Hearing – 5 November 2025

Meetings of Plan Participants – 28 November 2025

Sanction Hearing – 8 December 2025

Subject to Court sanction of the Restructuring Plan, Argo intends to cancel the listing of its ordinary shares on the Main Market of the London Stock Exchange and the Official List of the UK Financial Conduct Authority (the “Delisting”), while maintaining its NASDAQ listing. Conditional upon sanction, the Delisting is expected to take effect from 8:00 a.m. (London time) on 9 December 2025, with the final day of dealings anticipated to be 8 December 2025.

The principal effects of the Delisting are summarised in the Company’s Regulatory News Service announcement d announcement dated 21 October 2025, which is incorporated herein by reference.

Shareholders and creditors are encouraged to review the plan website and consult their advisers as necessary.

Copies of the Practice Statement Letter and Letter to Plan Participants are furnished as Exhibits 99.1 and 99.2 to this Form 6-K, respectively.

Additionally, the Company would like to provide the following updates with respect to the Restructuring Plan and its agreements with Growler Mining, LLC n/k/a Growler Mining Tuscaloosa, LLC (“Growler”):

•	The Company has determined the allocation of equity in the recapitalised Company pursuant to the Restructuring Plan as follows: (i) Growler will hold 87.5% of the equity; (2) the bondholders, in exchange for their debt, will receive an aggregate 10% of the equity; and (iii) the existing equity holders will retain their equity interests, subject to substantial dilution from the issuances to the bondholders and Growler, resulting in an aggregate 2.5% equity interest.

•	To date, the Company drawn approximately US$5.38 million from its secured multi-draw term loan facility of up to US$7.5 million with Growler.

There can be no assurance that the High Court of England and Wales will sanction the Restructuring Plan described in the Practice Statement Letter. If the Restructuring Plan is not sanctioned on or shortly after 8 December 2025, the Company, based on its current financial position and projections, would likely be unable to pay its debts as they fall due and would need to enter into a formal insolvency process.

About Argo Blockchain plc

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With operations in Quebec and offices in the U.K., U.S., and Canada, Argo’s sustainable mining activities are predominantly powered by renewable energy. For more information, please visit www.argoblockchain.com.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Please refer to Argo’s most recent Form 20-F and other SEC filings for further information on these risks and uncertainties. Argo undertakes no obligation to update any forward-looking statements except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: October 21, 2025

Argo Blockchain plc

By:	/s/ Justin Nolan
Name:	Justin Nolan
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit 99.1 – Practice Statement Letter

Exhibit 99.2 – Letter to Plan Participants